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January 3, 2007

VIA EDGAR

Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20549

ATTN:    Ms. Zandra Y. Bailes, Esq.
         Branch Chief
         Office of Insurance Products

RE:      RiverSource MVA Account ("Registrant")
         CIK: 0001093644
         SEC File No.: 333-114937

         Withdrawal of POS AM Filing
         Post Effective Amendment No. 4 filed on behalf of the Registrant on Form S-1 on or about January 3, 2007
         ("Amendment No. 4")
         Accession Number:  0001068800-07-000047

Dear Ms. Bailes:

Pursuant to Rule 477(a) of the Securities Act of 1933, Registrant hereby respectfully requests withdrawal of the filing captioned above. This filing was transmitted to and accepted by the SEC on or about January 3, 2007.

Registrant inadvertently filed a POS AM instead of an Initial Filing. Registrant respectfully requests withdrawal of the filing captioned above. Registrant represents that no securities were sold in connection with the variable annuity products contained in Amendment No. 4. In addition, Registrant has subsequently filed an Initial Filing on behalf of the Registrant on Form S-1 on or about January 3, 2007 that supercedes the filing captioned above.

If you have any questions, please contact me at 612-671-3678.

Sincerely,

/s/ Mary Ellyn Minenko
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    Mary Ellyn Minenko
    Assistant General Counsel and Assistant Secretary
    RiverSource Life Insurance Company